MANAGEMENT’S DISCUSSION & ANALYSIS

The following discussion and analysis is management’s assessment of the results and financial condition of Almaden Minerals Ltd. (the “Company” or “Almaden”) for the nine months ended September 30, 2005 and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2004 and related notes contained in the annual report. The date of this management’s discussion and analysis is November 14, 2005. Additional information on the Company is available on SEDAR at www.sedar.com and on the Company’s website at www.almadenminerals.com.

Business of Almaden

Almaden is an exploration stage company engaged in the acquisition, exploration and development of mineral properties of merit in Canada, the United States and Mexico with the aim of developing them to a stage where they can be exploited at a profit or to arrange joint ventures whereby other companies provide funding for development and exploitation.

Forward looking statements

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail various risks and uncertainties. These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

Trends

The mineral exploration industry has passed through a very difficult period of low prices for both precious and base metals. A resulting lack of interest lead to low market capitalizations which in turn meant that major mining companies found it was easier to grow by purchasing companies or mines rather than explore for them. This resulted in a downsizing of major mining company exploration staffs and many professionals took early retirement or left the industry to pursue other careers. As a result of these trends, there are few good gold-silver projects in the exploration “pipeline” and a developing shortage of experienced explorationists and support personnel.  If metal prices continue to improve and if demand, especially from Asia, continues to increase, supply difficulties may occur in the future.  Company management is of the opinion that there is a discernible need for good exploration projects based on sound geological work. Although many junior exploration companies are having difficulty in raising funds under current market conditions, management anticipates strong future interest from such companies to form joint ventures to explore the type of properties that this Company seeks to generate. Also, larger organizations are showing interest in partnering with small exploration groups that are competent in grass roots exploration.

Risks and uncertainties

The Company is subject to a number of risks and uncertainties, the more significant of which are discussed below. Additional risks and uncertainties not presently known to the Company may impact the Company’s financial results in the future.

Industry

Almaden is engaged in the exploration of mineral properties, an inherently risky business. There is no assurance that a mineral deposit will ever be discovered and economically produced. Most exploration projects do not result in the discovery of commercially mineable ore deposits.

Reserve and mineralization estimates

The estimation of reserves and mineralization is a subjective process and the accuracy of any such estimates is a function of the quality of available data and of engineering and geological interpretation and judgment. No assurances can be given that the volume and grade of reserves recovered and rates of production will not be less than anticipated.

Gold and metal prices

The price of gold is affected by numerous factors beyond the control of the Company including central bank sales, producer hedging activities, the relative exchange rate of the U.S. dollar with other major currencies, demand, political, economic conditions and production levels. In addition, the price of gold has been volatile over short periods of time due to speculative activities. The price of other metals and mineral products that the Company may explore for all have the same or similar price risk factors.

Cash flows and additional funding requirements

Almaden currently has no revenues from operations. If any of the Company’s exploration programs are successful and optionees of properties complete their earn-in, the Company would have to provide its share of ongoing exploration and development costs in order to maintain its interest in the projects, or be reduced to a royalty interest. Additional capital would be required to put a property into commercial production. The sources of funds currently available to the Company are the sale of its inventory of gold, sale of marketable securities, sale of equity capital or the offering of an interest in its projects to another party. Although the Company presently has sufficient financial resources to undertake all of its currently planned exploration programs and has been successful in the past in obtaining financing, there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be advantageous to the Company.

Exchange rate fluctuations

Fluctuations in currency exchange rates, principally the Canadian/U.S. dollar exchange rate, can significantly impact cash flows. The exchange rate has varied substantially over time. Most of the Company’s exploration expenses in Mexico are denominated in U.S. dollars. Fluctuations in exchange rates may give rise to foreign currency exposure, either favourable or unfavourable, which may impact financial results. The Company does not engage in currency hedging to offset any risk of exchange rate fluctuation.

Environmental

Almaden’s exploration and development activities are subject to extensive laws and regulations governing environment protection.  The Company is also subject to various reclamation-related conditions. Although the Company closely follows and believes it is operating in compliance with all applicable environmental regulations, there can be no assurance that all future requirements will be obtainable on reasonable terms. Failure to comply may result in enforcement actions causing operations to cease or be curtailed and may include corrective measures requiring capital expenditures.

Laws and regulations

Almaden’s exploration activities are subject to extensive federal, provincial, state and local laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health and safety, mine safety and other matters in all the jurisdictions it operates in. Such laws and regulations are subject to change, can become more stringent and compliance can therefore become more costly. The Company applies the expertise of its management, its advisors, its employees and contractors to ensure compliance with current laws and relies on its land man in Mexico and legal council in both Mexico and the United States.

Title to mineral properties

While the Company has investigated title to its mineral properties, this should not be construed as a guarantee of title. The properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. Unresolved native land claim issues in British Columbia and the Yukon Territory may affect the Company’s properties in these jurisdictions in the future.

Possible Dilution to Present and Prospective Shareholders

The Company’s plan of operation, in part, contemplates the financing of the conduct of its business by the issuance of cash, securities of the Company, or a combination of the two, and possibly, incurring debt.  Any transaction involving the issuance of previously authorized but unissued shares of common stock, or securities convertible into common stock, would result in dilution, possibly substantial, to present and prospective holders of common stock.   The Company usually seeks joint venture partners to fund in whole or in part exploration projects.  This dilutes the Company’s interest in properties it has acquired.  This dilution of interest in properties is done to spread or minimize the risk and to expose the Company to more exploration plays but means that any profit that might result from a possible discovery would be shared with the joint venture partner.  There is no guarantee that the Company can find a joint venture partner for any property.

Material Risk of Dilution Presented by Large Number of Outstanding Share Purchase Options and Warrants

As of November 14, 2005 there were share purchase options outstanding allowing the holders of these options to purchase 3,961,483 shares of common stock and share purchase warrants outstanding allowing the holders to purchase 1,647,355 shares of common stock.  Directors and officers of the Company hold 3,404,483 of these share purchase options.  An additional 557,000 share purchase options are held by employees and consultants of the Company.  None of the share purchase warrants are held by Directors.  Given the fact that as of November 14, 2005 there were 32,307,997 shares of common stock outstanding, the exercise of all of the existing share purchase options and warrants would result in further dilution to the existing shareholders and could depress the price of the Company’s shares.

Lack of Trading Volume

The lack of trading volume of the Company’s shares reduces the liquidity of an investment in the Company’s shares.

Volatility of Share Price

Market prices for shares of early stage companies are often volatile.  Factors such as announcements of mineral discoveries, financial results, and other factors could have a significant effect on the price of the Company’s shares.

Competition

There is competition from other mining exploration companies with operations similar to those of the Company's. Many of the mining companies with which the Company competes have operations and financial strength greater than that of the Company.

Dependence on management

The Company strongly depends on the business and technical expertise of its management and there is little possibility that this dependence will decrease in the near term.

Conflict of Interest

Some of the Company’s directors and officers are directors and officers of other natural resource or mining-related companies.  These associations may give rise from time to time to conflicts of interest. As a result of which, the Company may miss the opportunity to participate in certain transactions and may have a material, adverse effect on its financial position.

Exploration projects - Canada

Siwash Gold Deposit, British Columbia (100% interest)

Calculation of an updated resource estimate incorporating the diamond drill and mine sample data up to and including 2003 was completed in May of 2004 by Giroux Consultants Ltd. The estimate included a measured and indicated resource of 207,600 oz (6,457,000 grams) gold in 736,670 tons and an inferred resource of 207,800 oz (6,463,300 gm) gold in 1,451,950 tons. In 2004, the Company completed a 44-hole, 10,265 meter diamond drill program to test the continuity of mineralization. The 2005 diamond drill program was completed in late October with a total of 8,395 meters of NQ drilling in 36 holes. The 2005 program was focused on the WD zone with 26 holes drilled.  Four tested the western extent of the WD zone and the remaining 22 drilled in between existing holes to confirm the grade and continuity of the high grade core.  Five holes tested the Deep B zone to the south and west down dip from the existing mine workings.  Five holes tested the western extent of the Siwash Lake zone located 700 metres south of the mine area. The targeted zones were intersected in all completed holes.  Results are being compiled.

ATW Diamond Project, NWT (net 37.5% interest)

Work on this project over the past several field seasons has identified the source area of the diamond indicator mineral train. A bathymetric survey of the area of interest was carried out in August, 2005. Results of this survey will be used to enable better interpretation of previously obtained gravity data in order to plan future work.

PV and NIC Gold-Silver Projects, British Columbia

These projects are optioned to Consolidated Spire Ventures Ltd. (“Spire”) on terms whereby Spire can earn a 60% interest by spending $1.3 million on exploration and issuing 600,000 shares to Almaden, all before the end of 2007. In the summer of 2005, Spire conducted an exploration program consisting of soil sampling, prospecting, mapping, and hand trenching. Spire has reported that this work extended the known area of mineralization.  Full results of sampling are pending.

Skoonka Creek Gold-Silver Property, British Columbia

This property has been optioned to Strongbow Exploration Inc. (“Strongbow”) on terms whereby Strongbow can earn a 60% interest in the project by spending $4 million on exploration and issuing 1,000,000 shares to Almaden. During the past summer, Strongbow has completed a geochemical sampling hand trenching and diamond drilling program on the property.

Merit and Zak Gold Projects, British Columbia (100% interest)

These two gold projects are of similar type to the Sam and PV/Nic properties, and in the same general area of B.C. A program consisting of grid-based soil geochemical sampling (1185 samples), prospecting and reconnaissance geochemical sampling, plus hand trenching/test pitting with related bedrock geological mapping and rock/soil sampling was conducted on the Merit property. These latter work categories generated an additional 8 soil samples and 86 rock samples. The work was conducted during the period September 15, 2004 to November 1, 2005.

Mor Copper-Zinc-Lead-Gold-Silver Massive Sulphide Prospect, Yukon (100% interest)

During the period, Kobex Resources Ltd. abandoned its option on the property.

Exploration projects - Mexico

Fuego Gold-Silver Project, Oaxaca State

This project is optioned to Horseshoe Gold Mining Inc. (“Horseshoe”) under terms whereby Horseshoe has an option to earn a 50% interest by spending US$2 million on exploration and issuing 1,000,000 shares to Almaden. Horseshoe has the option to acquire a further 10% interest by spending an additional US$1 million on exploration. Upon Horseshoe earning a 60% interest, Almaden would have 120 days to sell its remaining 40% interest to Horseshoe in return for a 40% interest in the then issued capital of Horseshoe. Horseshoe has informed the Company that the diamond drilling program that was planned for the first half of 2005 will be conducted in late November.

Caballo Blanco Gold-Silver Project, Veracruz State

This project is optioned to Comaplex Minerals Ltd. (“Comaplex”) who can earn a 60% interest by spending US$2 million. Comaplex completed a drill program in July 2005.

La Bufa/Guadalupe Gold-Silver Project, Chihuahua State

During the quarter, the Company optioned the property to Lincoln Gold Corp. (“Lincoln”), a public company listed in the United States. Lincoln may acquire a 60% interest in the project by spending US$3 Million on the property and issuing 450,000 shares of Lincoln to Almaden.  Lincoln is committed to spend US$100,000 in the first year and must issue 50,000 shares upon exchange approval. Should the property enter production, Lincoln must issue a further 100,000 shares to Almaden.

Galeana Gold-Silver Project, Chihuahua State (option to earn 100% interest)

This project was optioned to Grid Capital Corp. (“Grid”) who returned the property to Almaden early in 2005. The Company is reviewing data to determine a course of action for the property.

El Pulpo Gold-Copper-Silver Project

In December 2004, the Company entered into an agreement with Ross River Minerals Inc. in which the Company agreed to sell a 100% of its right, title and interest in the prospect for 2.2 million shares of Ross River. Ross River is required to issue an additional 1.0 million shares when exploration and development expenditures on the property meet or exceed US $10.0 million and an additional 1.0 million shares on the delivery of a positive feasibility study recommending production on any part of the property. Almaden will retain a 2% NSR regarding any minerals from it’s formerly 100% owned concessions. After a feasibility study is completed on a mineral deposit, one half of this 2% NSR (a 1% NSR) can be purchased by Ross River from Almaden for fair market value as determined by an internationally recognized engineering firm acceptable to both parties.  Final documentation was completed in July, 2005.

San Carlos Copper-Gold Project, Tamaulipas State

The San Carlos project is optioned to Hawkeye Gold and Diamond Inc. (“Hawkeye”).  On April 13, 2005, the Company renegotiated the option agreement made during March 2004. Hawkeye has completed financing for this project and plans to start a drill program in November.

BHP Billiton Joint Venture

The Company has renegotiated and extended its agreement with BHP to carry out grass roots exploration in a portion of Mexico for copper-gold deposits.   The new agreement covers a reduced area within the much larger original area.  It was selected based on results of the first phase program.  The new agreement also capped the amount BHP Billiton would have to spend on any feasibility study it may conduct. A geochemical reconnaissance program was carried out within the reduced area, and results are currently being interpreted.

Santa Isabela Silver-Lead-Zinc Project, Coahuila State, and JOGMEC Joint Venture

A 100% interest in this prospect was acquired by staking. The property is road accessible and located in Coahuila State, roughly 200 kilometers from Saltillo, a major commercial centre. To date a limited rock and soil sampling and geophysical exploration program has been carried out on the property which covers an area of structurally controlled jasperoid replacement silicification and calcite veining traceable over 700 meters in outcrop and developed within a package of limestones. In August, the Company signed a joint venture agreement with JOGMEC, a Japanese government corporation. The Company also optioned the Santa Isabela property to JOGMEC under terms whereby JOGMEC can acquire a 60% interest in this project. The regional joint venture program will consist of a first phase of spending over a large region in Mexico focused on grassroots exploration for base metal deposits. JOGMEC will contribute US$700,000 to this program which will be operated by the Company. JOGMEC can acquire a 60% interest in any mineral property acquired during the course of this exploration program ("designated property") by spending an additional US$500,000 on exploration for each designated property. Any property identified by the regional joint venture program, but not selected as a designated property, shall be 100% owned by the Company. Work will commence immediately with US$300,000 to be spent by March 31, 2006 and the remainder by March 31, 2007. In additional to the exploration joint venture, JOGMEC may acquire a 51% interest in the Company’s 100% owned Santa Isabela property by spending US$300,000 on the Santa Isabela property by October 31, 2005 and by spending aggregate US$1 Million by March 31, 2007. JOGMEC may earn an additional 9% in the Santa Isabela property for a total of 60% by spending an additional US$500,000 on the property by September 30, 2008. The Company is the operator on the Santa Isabela property for the initial expenditure of US$300,000.

Selected quarterly financial information

The following selected financial information is derived from the unaudited consolidated interim financial statements of the Company prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

	For the quarters ended (unaudited)
	Sep 30 2005	Jun 30 2005	Mar 31 2005	Dec 31 2004	Sept 30 2004	Jun 30 2004	Mar 31 2004	Dec 31 2003
Total revenues	$765,152	$69,682	$142,249	$26,417	$40,516	$113,281	$62,682	$59,106
Net gain (loss)	288,235	(477,691)	(162,899)	(1,757,487)	(725,410)	(258,688)	(324,218)	(567,215)
Net gain (loss) per share	0.01	(0.02)	(0.00)	(0.07)	(0.02)	(0.01)	(0.01)	(0.03)
Write-down of interest in mineral properties	2,485	10,647	11,072	582,260	306,773	1,322	13,003	49,327
Stock option compensation	-	213,600	-	1,205,820	-	-	28,963	96,000
Working capital	4,279,551	3,608,454	4,273,829	4,659,617	5,325,508	5,136,067	5,255,565	5,100,785
Total assets	11,797,329	10,050,122	10,212,087	10,215,275	11,238,229	10,695,340	10,591,469	10,341,770

Results of operations

The Company’s operations during the quarter ended September 30, 2005 produced a net gain of $288,235 or $0.01 per share (2004 – net loss of $725,410 or $0.02 per share). The significant fluctuation is primarily due to the completion of sale of the El Pulpo property to Ross River Minerals Ltd. Inc. for an initial payment of 2,200,000 shares (deemed value - $616,000) and a decrease in the write-downs of interests in mineral properties during the quarter.

The Company has no revenue from mining operations. Revenue currently consists of proceeds received from mineral properties option agreements in excess of the carrying value of the properties, interest income and proceeds from Induced Polarization surveys undertaken on behalf of third parties, VAT recovered in Mexico and the payment in shares for portable assessment credits transferred by the Company to a third party, all of which increased during the quarter ended September 30, 2005 as compared to 2004.

General and administrative costs were $238,690 in the quarter ended September 30, 2005 (2004 - $148,416). The increase was primarily due to an increase in depreciation, office and licenses, stock exchange fees and travel and promotion. Depreciation expense increased on the acquisition of additional property, plant and equipment. Office and licenses increased due to an increased level of general activity within the Company. Stock exchange fees increased upon payment of an application fee for listing on the American Stock Exchange. Travel and promotion increased due to a trip undertaken by the President to meet with various fund managers in France and the engagement of Roth Investor Relations Inc. of New Jersey to introduce senior management to various fund managers in Atlanta, Georgia.

General exploration costs were $134,997 in the quarter ended September 30, 2005 (2004 - $193,332).  The decrease is primarily due to a reduced amount of satellite imagery and data maps being purchased.

Significant non-cash expenses in the quarter ended September 30, 2005 include a deferred exploration advance received from JOGMEC in advance of exploration completed in the subsequent quarter.

During the nine month period ended September 30, 2005, the Company’s operations produced a net loss of $352,355 or $0.01 per share (2004 - $1,308,316 or $0.04 per share).  The significant fluctuation is primarily due to the completion of the sale of the El Pulpo property.

General and administrative costs were $583,027 in the nine month period ended September 30, 2005 (2004 - $522,941). The Company participated in the Vancouver Investment Conference and the Prospectors and Developers Association Conference in Toronto during the period and continued to engage Kitco Casey to carry its corporate profile. Trips were undertaken to meet various fund managers.

General exploration costs were $471,417 in the nine month period ended September 30, 2005 (2004 - $513,453).

Significant non-cash expenses in the nine month period ended September 30, 2005 include the write-down of marketable securities and stock option compensation. Marketable securities are written-down to the lower of cost or market. Stock option compensation is directly related to the number of stock options granted during any period.

Liquidity and capital resources

At September 30, 2005, the Company had working capital of $4,279,551 and cash and cash equivalents of $3,447,715 compared to working capital of $4,659,617 and cash and cash equivalents of $4,125,706 at December 31, 2004, the Company’s most recent year end. The decrease in cash is primarily due to an increase in investment in mineral properties during the nine months ended September 30, 2005. In addition, the market value of the Company’s inventory of gold bullion at September 30, 2005 was $876,734 - $601,966 above book value and the market value of equity securities at September 30, 2005 was $2,343,014 - $1,040,510 above book value. These values differ from the GAAP based carrying value on the balance sheet which is at the lower of cost or market. Also, included in working capital is a liability arising from the contingent obligation in the event the Company is unsuccessful in its appeal of assessed additional mineral tax for prior years. On June 22, 2005, a petition was filed on behalf of the Company in the Supreme Court and the Company is still waiting the Attorney General’s response. The Company expects its level of cash resources to be sufficient to meet its working capital and mineral exploration requirements for at least the next year.  The Company has no long-term debt.

Cash flows from operating activities during the quarter ended September 30, 2005 were $738,912 (2004 - $272,973 cash used), after adjusting for the non-cash activities. Significant non-cash expenses are discussed above.

Cash flows from financing activities during the quarter ended September 30, 2005 were $1,043,511 (2004 - $1,238,791). The source of cash is from completion of a flow-through private placement financing in August ($855,511) consisting of 506,180 common shares at $1.75 per share less issue costs and the exercise of share purchase warrants ($188,000).

Cash used for investing activities during the quarter ended September 30, 2005 was $1,485,056 (2004 - $698,025). This increase is primarily due to increased investment in mineral properties ($699,051), mainly a drill program undertaken at Elk property in British Columbia ($496,662) and exploration undertaken on the Merit property in British Columbia. The investments in mineral properties interests are net of any proceeds received from option agreements and costs recovered. Investments of $651,622 were made in marketable securities and $134,383 was invested in property, plant and equipment, primarily the purchase of a vehicle to be used in exploration in Mexico, IP survey equipment and remaining equipment required for the man-portable drill.  The Company has entered into an agreement with Geo-Logical Drilling Ltd. (“Geo-Logical”) whereby that company will operate the drill system purchased. Most drilling is expected to be for third parties earning an interest in the Company’s properties. Once 65% of capital costs have been recovered by the Company, drilling will become a 50/50 joint venture with Geo-Logical.

Cash flows from operating activities during the nine months ended September 30, 2005 were $579,511 (2004 - $897,105 cash used), after adjusting for the non-cash activities. Significant non-cash expenses are discussed above.

Cash flows from financing activities during the nine months ended September 30, 2005 were $1,155,892 (2004 - $2,021,497). The source of cash is from completion of a flow-through private placement financing in August ($855,511) consisting of 506,180 common shares at $1.75 per share less issue costs, the exercise of share purchase warrants ($188,000) and the exercise of stock options ($112,381).

Cash used in investing activities during the nine months ended September 30, 2005 was $2,413,394 (2004 - $1,156,192). This increase is primarily due to increased investment in mineral properties ($1,321,906), mainly a drill program undertaken at Elk property in British Columbia ($642,654), exploration undertaken on the Merit property in British Columbia, a geophysical program undertaken on the Erika property in Mexico and the staking and exploration of various properties in British Columbia and Mexico. Investments of $586,743 were made in marketable securities and $504,745 was invested in property, plant and equipment, primarily the purchase of a man-portable diamond drill, a deposit made towards the purchase of a hydra-core drill, the purchase of IP survey equipment and a vehicle to be used in exploration in Mexico.

In the subsequent quarter, the Company arranged a private placement of up to 3,700,000 Units at a price of $1.70 per Unit for proceeds of $6,290,000 before share issue costs. Proceeds of the financing will be used for continued exploration of the Company’s properties, development of other projects and general corporate purposes. The placement is expected to close on November 16, 2005.

Contractual commitments

During the nine months ended September 30, 2005, the Company paid $1,500 for its yearly mineral lease rent on its Elk property, $1,995 cash-in-lieu of work on its Cabin Lake claims, U.S.$10,000 option payment on its As de Oro prospect in Mexico and $9,385 for its Rock River coal licenses. All commitments made earlier in the year to fund the purchase of a diamond drill have been met.

The Company is committed under an operating lease for its office premises with the following aggregate minimum lease payments (see Table below) to the expiration of the lease on January 31, 2009. The Company has made a deposit on the purchase of a hydra-core drill and is committed for final payment of an estimated $200,000 during the remainder of Fiscal 2005. In Fiscal 2006, the Company must pay $1,500 for its yearly mineral lease rent on its Elk property, $18,770 for its Rock River coal licenses. Should the Company not option its Galeana prospect in Mexico by the time its next option payment is due, the Company intends to make the payment of ~$14,250 (U.S.$10,000 plus value added tax). The Company intends to pay $1,500 yearly for its mineral lease rent on its Elk property. All other property options payments on the Company’s projects have been assumed by third parties who are earning their interests in the projects. The following table indicates the total aggregate contractual commitments for each period.

	2005	2006	2007	2008	2009	Thereafter

Office lease	$ 9,315	$37,260	$37,260	$37,260	$3,105	-
Mineral property acquisition/maintenance payments	$14,250	$20,270	$1,500	$1,500	$1,500	$1,500
Property, plant and equipment acquisitions	$200,000	-	-	-	-	-

Off-balance sheet arrangements

The Company has no off-balance sheet arrangements other than disclosed above.

Critical accounting estimates

A detailed summary of all the Company’s significant accounting policies is included in note 2 to the annual consolidated financial statements for the year ended December 31, 2004.

Significant estimates used in the preparation of these consolidated financial statements include, amongst other things, depreciation, determination of net recoverable value of assets, determination of fair value on taxes and contingencies.

Changes in accounting principles

Stock-based compensation

The Canadian Institute of Chartered Accountants (“CICA”) amended the stock option compensation and other stock based payments accounting standard during 2003. The Company early adopted the standard and the consolidated financial statements for the years ended December 31, 2004 and 2003 reflect this. This change has been applied retroactively and the consolidated financial statements for 2002 have been restated. The effect of this change was to increase the net loss for the year ended December 31, 2002 by $162,000 for a net loss of $3,198,025. Please see Note 2(j) and 3(a) to the audited consolidated financial statements for the year ended December 31, 2004 for further details.

Flow-through shares

The Emerging Issues Committee – 146 amended the accounting standard with respect to flow-through shares during 2004.  The standard requires, for all flow-through shares issued subsequent to December 31, 2003, the recognition of the future income tax liability and a corresponding increase to deficit on the date the company renounces the tax credits associated with the expenditures, provided there is a reasonable assurance that the expenditures will be made.  The recognition of any portion of previously unrecognized future income tax assets will be recorded as a reduction of income tax expenses.  The Company adopted the standard and the consolidated financial statements for the year ended December 31, 2004 reflect these recommendations.

Asset retirement

The CICA issued a new standard relating to asset retirement obligations effective for fiscal years beginning on January 1, 2004. The standard requires the recognition in the financial statements of the liability associated with the net present value of future site reclamation costs when the liability is incurred. These obligations are initially measured at fair value and subsequently adjusted for the accretion of discount and any changes to the underlying costs.  The asset retirement cost is to be capitalized and amortized into operations over time. Please see Note 3(c) to the audited consolidated financial statements for further details.

Outstanding share data

At the Annual & Special General Meeting of the Company held May 18, 2005, shareholders passed a resolution to change the number of common shares which the Company is authorized to issue from 100,000,000 to an unlimited number of common shares without par value.  As at November 14, 2005, there were 32,307,997 outstanding common shares.  Subsequent to September 30, 2005, 150,000 stock options were exercised.

During the nine months ended September 30, 2005, the Company received cash proceeds of $112,381 on the exercise of stock options, $188,000 on the exercise of share purchase warrants and $855,511, net of issue costs, from a private placement financing.

The Company has arranged a private placement of up to 3,700,000 Units at a price of $1.70 per Unit through brokers for proceeds of $6,290,000, before commissions and share issue costs. Each Unit will consist of one common share and one Warrant entitling the holder to purchase for a period of 2 years from the Closing one additional common share at a price of $2.10 per share. The Warrants will contain a provision whereunder if, during the term of any unexercised Warrant commencing four months after closing, the common shares of the Company trade on any exchange for a period of 20 consecutive trading days at a price of $2.75 or greater the Company may, at its option and by notice in writing to each holder, require the holder of the Warrant to exercise such Warrant, failing which, the Warrant will be deemed to have expired. A cash commission of 7% of the total gross proceeds is payable together with non-transferable Brokers’ Warrants in a number equal to 10% of the Units placed. Each Broker’s Warrant will entitle the holder to purchase, for a period of 2 years from the Closing, one common share at a price of $1.78 per share.  The Placement is expected to close on November 16, 2005.

Directors, officers, employees and contractors are granted options to purchase common shares under the Company Stock Option Plan. At the Annual & Special General Meeting of the Company held May 18, 2005, shareholders passed a resolution to change the Company’s Stock Option Plan from a fixed maximum number of 2,900,000 shares to a number not to exceed 10% of the issued and outstanding shares of the Company. The plan, its terms and outstanding balance are disclosed in note 9 to the consolidated financial statements for the year ended December 31, 2004 and in note 6 to the consolidated interim financial statements for the nine months ended September 30, 2005.

Related party transactions

A total of $95,705 (2004 - $82,800) was paid to a company controlled by Duane Poliquin, the President of the Company, for geological consulting services and general and administrative services during the period. A total of $60,000 (2004 - $51,267) was paid to a company controlled by Morgan Poliquin, a Director of the Company, for geological consulting services during the period. These amounts are included in general exploration, mineral property costs and general and administrative. $22,000 was paid to a company controlled by Morgan Poliquin to purchase a vehicle which was being used by the Company and will continue to be used in exploration in Mexico. A total of $42,838 (2004 - $42,838) was paid to Dione Bitzer, an Officer of the Company for accounting services during the period.  This amount is included in professional fees.

Outlook

Almaden currently has fifteen properties or projects under option or joint venture, eleven of which are currently wholly funded by the optionee or joint venture partner. These include and exploration program with BHP Billiton exploring for copper-gold deposits in Mexico. The Company’s cash position will enable it to continue its own exploration efforts in Mexico, Canada and the United States seeking to identify new projects through early stage grass roots exploration and managing risk by forming joint ventures in which partner companies explore and develop such projects in return for the right to earn an interest in them.